UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

June 30, 2020

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of June 30, 2020, and December 31, 2019

(In thousands of Brazilian Reais)

	Notes	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	5	2,776,778	968,342
Short-term investments	6	788,676	2,937,029
Accounts receivable from card issuers	7	12,920,955	14,066,814
Trade accounts receivable	8	662,208	249,417
Recoverable taxes		127,467	50,426
Prepaid expenses		119,895	12,463
Derivative financial instruments assets		2,357	14,062
Other assets		301,008	106,345
		17,699,344	18,404,898
Non-current assets
Receivables from related parties	14	7,661	12,837
Deferred tax assets	9	155,935	192,781
Other assets NC		81,277	44,685
Investment in associates		20,103	28,242
Property and equipment	10	601,262	548,607
Intangible assets	11	694,636	373,699
		1,560,874	1,200,851

Total assets		19,260,218	19,605,749

Liabilities and equity
Current liabilities
Accounts payable to clients	12	6,940,230	6,500,071
Trade accounts payable		124,962	97,825
Loans and financing	13	1,193,697	2,947,811
Obligations to FIDC quota holders	13	2,586,989	2,090,894
Labor and social security liabilities		126,700	109,013
Taxes payable		80,646	44,940
Derivative financial instruments liabilities		16,545	1,354
Other liabilities		216,597	80,619
		11,286,366	11,872,527
Non-current liabilities
Loans and financing NC	13	1,233,583	87,483
Obligations to FIDC quota holders NC	13	-	1,620,000
Deferred tax liabilities	9	20,401	10,687
Provision for contingencies	15	9,703	9,564
Labor and social security liabilities NC		26,051	27,432
Other liabilities NC		204,275	5,051
		1,494,013	1,760,217

Total liabilities		12,780,379	13,632,744

Equity	16
Issued capital		62	62
Capital reserve		5,623,655	5,443,786
Treasury shares		(76,360)	(90)
Other comprehensive income		(47,122)	(72,335)
Retained earnings		886,356	600,956
Equity attributable to owners of the parent		6,386,591	5,972,379
Non-controlling interests		93,248	626
Total equity		6,479,839	5,973,005

Total liabilities and equity		19,260,218	19,605,749

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the six and three months ended June 30, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

		Six months ended June 30		Three months ended June 30
	Notes	2020	2019	2020	2019

Net revenue from transaction activities and other services	18	454,767	346,014	227,465	177,251
Net revenue from subscription services and equipment rental	18	173,563	145,786	80,438	74,608
Financial income	18	685,885	548,633	326,570	297,239
Other financial income	18	69,893	81,532	32,879	37,094
Total revenue and income		1,384,108	1,121,965	667,352	586,192

Cost of services		(348,654)	(186,164)	(198,712)	(100,784)
Administrative expenses		(163,858)	(142,141)	(89,914)	(77,381)
Selling expenses		(226,506)	(149,959)	(114,678)	(87,260)
Financial expenses, net		(210,964)	(145,411)	(62,597)	(78,771)
Other operating expenses, net		(43,556)	(43,785)	(40,068)	(32,325)
	19	(993,538)	(667,460)	(505,969)	(376,521)

Loss on investment in associates		(2,818)	(529)	(1,539)	(529)
Profit before income taxes		387,752	453,976	159,844	209,142

Current income tax and social contribution	9	(70,365)	(74,646)	7,166	(1,593)
Deferred income tax and social contribution	9	(35,167)	(30,441)	(43,409)	(35,696)
Net income for the period		282,220	348,889	123,601	171,853

Net income (loss) attributable to:
Owners of the parent		285,400	349,095	126,594	171,946
Non-controlling interests		(3,180)	(206)	(2,993)	(93)
		282,220	348,889	123,601	171,853
Earnings per share
Basic earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 1.03	R$ 1.26	R$ 0.46	R$ 0.62
Diluted earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 1.01	R$ 1.24	R$ 0.45	R$ 0.61

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income

For the six and three months ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

		Six months ended June 30		Three months ended June 30
	Notes	2020	2019	2020	2019

Net income for the period		282,220	348,889	123,601	171,853
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		25,887	(25,108)	24,806	(16,882)
Unrealized loss on cash flow hedge - highly probable future imports		(4,086)	-	(4,086)	-
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6	3,412	(327)	3,412	-
Other comprehensive income (loss) for the period, net of tax		25,213	(25,435)	24,132	(16,882)

Total comprehensive income for the period, net of tax		307,433	323,454	147,733	154,971

Total comprehensive income (loss) attributable to:
Owners of the parent CI		310,613	323,660	150,726	155,064
Non-controlling interests CI		(3,180)	(206)	(2,993)	(93)
		307,433	323,454	147,733	154,971

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the six months ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non-controlling interest	Total
Balance as of December 31, 2018		62	5,440,047	(223,676)	-	135,502	5,351,873	-	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Share-based payments	20	-	-	-	-	17,013	17,013	-	-	-	17,013	-	17,013
Net income for the period		-	-	-	-	-	-	-	-	349,095	349,095	(206)	348,889
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	(25,435)	-	(25,435)	-	(25,435)
Balance as of June 30, 2019 (unaudited)		62	5,440,047	(223,676)	-	152,515	5,368,886	-	(81,769)	146,819	5,433,998	(540)	5,433,458

Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Share-based payments	20	-	-	-	-	7,567	7,567	-	-	-	7,567	123	7,690
Issuance of shares for business acquisition	16 (b) / 23	-	34,961	-	-	-	34,961	-	-	-	34,961	-	34,961
Repurchase of shares	16 (c)	-	-	-	-	-	-	(76,270)	-	-	(76,270)	-	(76,270)
Cash proceeds from non-controlling interest	22	-	-	135,055	-	-	135,055	-	-	-	135,055	95,445	230,500
Dilution of non-controlling interest	22	-	-	2,286	-	-	2,286	-	-	-	2,286	(2,286)	-
Non-controlling interests arising on a business combination	22	-	-	-	-	-	-	-	-	-	-	2,356	2,356
Others		-	-	-	-	-	-	-	-	-	-	164	164
Net income for the period		-	-	-	-	-	-	-	-	285,400	285,400	(3,180)	282,220
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	25,213	-	25,213	-	25,213
Balance as of June 30, 2020 (unaudited)		62	5,475,008	(86,335)	61,127	173,855	5,623,655	(76,360)	(47,122)	886,356	6,386,591	93,248	6,479,839

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the six months ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

			Six months ended June 30
	Notes	X	2020	X	2019
Operating activities
Net income for the period			282,220		348,889
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	10 (b)		123,388		63,849
Deferred income tax and social contribution	9		35,167		30,441
Loss on investment in associates			2,818		529
Other financial costs and foreign exchange, net			56,701		27,281
Provision for contingencies			1,747		1,666
Share-based payments expense			7,690		17,013
Allowance for expected credit losses			21,024		20,217
Loss on disposal of property, equipment and intangible assets			14,339		2,880
Fair value adjustment in financial instruments at FVPL			(5,091)		-
Fair value adjustment in derivatives			20,704		(7,615)
Remeasurement of previously held interest in subsidiary acquired			(2,992)		-
Working capital adjustments:
Accounts receivable from card issuers			1,263,466		(3,302,774)
Receivables from related parties			7,678		2,963
Recoverable taxes			(75,137)		(59,377)
Prepaid expenses			(107,432)		(7,557)
Trade accounts receivable and other assets			(509,368)		(40,093)
Accounts payable to clients			(301,050)		241,412
Taxes payable			173,637		127,655
Labor and social security liabilities			14,195		8,337
Provision for contingencies			(1,608)		87
Other liabilities			13,358		(22,610)
Interest paid			(110,265)		(86,626)
Interest income received, net of costs			661,055		547,853
Income tax paid			(102,494)		(92,901)
Net cash provided by (used in) operating activities			1,483,750		(2,178,481)

Investing activities
Purchases of property and equipment			(180,963)		(117,004)
Purchases and development of intangible assets			(42,524)		(29,684)
Acquisition of subsidiary, net of cash acquired			(57,373)		-
Proceeds from (acquisition of) short-term investments, net			2,220,543		138,445
Proceeds from the disposal of non-current assets			4,849		871
Acquisition of interest in associates			(7,473)		(7,033)
Net cash provided by (used in) investing activities			1,937,059		(14,405)

Financing activities
Proceeds from borrowings	13		3,456,820		450,000
Payment of borrowings			(4,087,130)		(1,386)
Amortization to FIDC quota holders			(1,116,583)		-
Proceeds from FIDC quota holders			-		1,620,000
Payment of leases	13		(14,533)		(11,365)
Repurchase of shares	16 (c)		(76,270)		-
Acquisition of non-controlling interests			(479)		(455)
Cash proceeds from non-controlling interest and gain on dilution	22		230,500		-
Net cash provided by (used in) financing activities			(1,607,675)		2,056,794

Effect of foreign exchange on cash and cash equivalents			(4,698)		(1,202)
Change in cash and cash equivalents			1,808,436		(137,294)

Cash and cash equivalents at beginning of period	5		968,342		297,929
Cash and cash equivalents at end of period	5		2,776,778		160,635
Change in cash and cash equivalents			1,808,436		(137,294)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2020

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal business office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 54.1% of Class B common shares, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

The interim condensed consolidated financial statements of the Group for the six months ended June, 30 2020 and 2019 were approved at the Board of Directors’ meeting on August 9, 2020.

1.1.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

Entity name	Country of incorporation	Principal activities	June 30, 2020	December 31, 2019
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
STNE Participações S.A. (“STNE Par”)	Brazil	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. (“STNE Par Tec”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	100.00
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	100.00
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	56.73	61.79
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Brazil	Financial services	100.00	100.00

Entity name	Country of incorporation	Principal activities	June 30, 2020	December 31, 2019
Stone Logística Ltda (“Stone Log”)	Brazil	Logistic services	100.00	100.00
PDCA S.A. ("PDCA") (Note 22)	Brazil	Merchant acquiring	67.00	100.00
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (Note 23)	Brazil	Technology services	58.10	-
MAV Participações S.A. (“MVarandas”) (Note 23)	Brazil	Technology services	100.00	-
Vitta Tecnologia em Saúde S.A. (“Vitta Group”) (Note 23)	Brazil	Health plan management	100.00	-
VittaPar LLC. (“Vitta Group”) (Note 23)	USA	Holding company	100.00	-
AXEI Saúde Corretora de Seguros LTDA. (“Vitta Group”) (Note 23)	Brazil	Insurance services	100.00	-
Vitta Serviços em Saúde LTDA. (“Vitta Group”) (Note 23)	Brazil	Health services	100.00	-
TAPSO FIDC ("FIDC TAPSO")	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone (“FIDC AR I”)	Brazil	Receivables investment fund	-	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Brazil	Receivables investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Brazil	Receivables investment fund	100.00	100.00

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	June 30, 2020	December 31, 2019
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (Note 23)	Brazil	Technology services	-	48.56
Collact Serviços Digitais Ltda. (“Collact”)	Brazil	Technology services	25.00	25.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Brazil	Technology services	33.33	33.33
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud")	Brazil	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. ("Trinks")	Brazil	Technology services	19.90	19.90

The Group holds options to acquire additional interest in all associates listed on the table. Each of the options has been evaluated in accordance with pre-determined formulas and no records were required.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2020 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	New and amended standards and interpretations

3.2.1.	New and amended standards and interpretations adopted

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020, as follow:

3.2.1.1.	Amendments to IFRS 3: Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.2.1.2.	Amendments to IAS 1 and IAS 8: Definition of Material

IASB has made amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

•	that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

•	the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.2.1.3.	Revised Conceptual Framework for Financial Reporting

IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

•	increasing the prominence of stewardship in the objective of financial reporting

•	reinstating prudence as a component of neutrality

•	defining a reporting entity, which may be a legal entity, or a portion of an entity

•	revising the definitions of an asset and a liability

•	removing the probability threshold for recognition and adding guidance on derecognition

•	adding guidance on different measurement basis, and

•	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from January 1, 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.3.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2019 and no retrospective adjustments were made.

3.3.1.	COVID-19 impacts on Expected Credit Losses (“ECL’s”)

The Group is reviewing the ECLs in face of potential COVID-19 effects. The Group has adopted measures such as rental exemption of POS and renegotiation of trade account receivables. Furthermore, the robustness of banking market indicates that there is no significative change in default risk of receivables from card issuers. Therefore, there is no substantial impact on the amount of ECLs recognized as of June 30, 2020. New events and circumstances about COVID-19 that may affect expected losses on financial assets will be monitored by the Group and considered, if applicable, in ECLs measurement.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	June 30, 2020	December 31, 2019

Short-term bank deposits - denominated in R$	2,737,454	910,080
Short-term bank deposits - denominated in US$	39,324	58,262
	2,776,778	968,342

6.	Short-term investments

	June 30, 2020	December 31, 2019

Listed securities (a)
Bonds	771,740	2,927,002
Unlisted securities (b)
Investment funds	13,284	9,787
Equity securities	3,652	240
	788,676	2,937,029

(a)	Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of June 30, 2020, listed securities are mainly indexed to 100% CDI rate (2019 – 100% CDI rate). Liquidity risk is minimal.

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI. As of June 30, 2020, it was recognized R$ 3,412 (2019 - R$ (327)) in other comprehensive income.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

7.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	June 30, 2020	December 31, 2019

Accounts receivable from card issuers (a)	12,313,334	13,595,133
Accounts receivable from other acquirers (b)	616,626	478,917
Allowance for expected credit losses	(9,005)	(7,236)
	12,920,955	14,066,814

(a)	Refers to accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Refers to accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of June 30, 2020, R$ 2,566,692 of the total Accounts receivable from card issuers are held by FIDC AR II (December 31, 2019 — R$ 3,714,422 held by FIDC AR I and FIDC AR II). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

8.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to equipment rental and other services. Trade accounts receivable are generally due between 30 and 60 days, therefore are all classified as current.

	June 30, 2020	December 31, 2019

Loans held for sale (b)	506,924	124,661
Accounts receivable from clients (a)	149,238	108,490
Other trade accounts receivable	39,737	39,922
Allowance for expected credit losses	(33,691)	(23,656)
	662,208	249,417
(a)	Comprised mainly of accounts receivable from equipment rental.

(b)	The Company has started to directly offer credit to clients at the end of 2019. The amount of credit offered has increased
R$ 382,263 in the first semester of 2020, of which R$ 377,172 has impacted our cash flow.

9.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the six months ended June 30, 2020 and 2019:

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019
Profit before income taxes	387,752	453,976	159,844	209,142
Brazilian statutory rate	34%	34%	34%	34%
Tax expense at the statutory rate	(131,836)	(154,352)	(54,347)	(71,108)

Additions (exclusions):
Gain from entities not subject to the payment of income taxes	27,153	20,838	20,552	8,211
Other permanent differences	(2,900)	7,728	(1,461)	6,355
Equity pickup on associates	(958)	(180)	(523)	(180)
Unrecorded deferred taxes	(8,671)	(477)	(5,634)	(191)
Use of tax losses previously unrecorded	33	5,585	(45)	5,585
Interest on capital	5,682	6,994	5,682	6,994
R&D Tax Benefits	5,752	4,653	933	4,653
Other tax incentives	213	4,124	(1,400)	2,392
Total income tax and social contribution expense	(105,532)	(105,087)	(36,243)	(37,289)
Effective tax rate	27%	23%	23%	18%

Current income tax and social contribution	(70,365)	(74,646)	7,166	(1,593)
Deferred income tax and social contribution	(35,167)	(30,441)	(43,409)	(35,696)
Total income tax and social contribution expense	(105,532)	(105,087)	(36,243)	(37,289)

(b)	Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

At December 31, 2019	182,094
Losses available for offsetting against future taxable income	(18,925)
Tax credit carryforward	(21,865)
Share-based compensation	(16,857)
Changes in FVOCI	(11,231)
Tax deductible goodwill on non-controlling interest	(6,113)
Temporary differences under FIDC	31,335
Deferred income taxes arising from business combinations	2,335
Technological innovation benefit	(720)
Others	(4,519)
At June 30, 2020	135,534

(c)	Deferred income taxes by nature

	June 30, 2020	December 31, 2019
Losses available for offsetting against future taxable income	105,605	124,530
Tax credit carryforward	13,067	34,932
Share-based compensation	9,301	26,158
Changes in FVOCI	27,829	39,060
Tax deductible goodwill on non-controlling interest	55,014	61,127
Temporary differences under FIDC	(36,764)	(68,099)
Deferred income taxes arising from business combinations	(28,626)	(30,961)
Technological innovation benefit	(10,184)	(9,464)
Others	292	4,811
Deferred tax, net	135,534	182,094

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the period.

(d)	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of
R$ 8,638 (December 31, 2019 – R$ 2,714) for which a deferred tax asset was not recognized, and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

10.	Property and equipment

(a)	Changes in Property and equipment

	Balance at 12/31/2019	Additions	Disposals	Transfers (i)	Business Combination	Balance at 06/30/2020
Cost
Pin Pads & POS	512,933	141,641	(22,835)	(37,014)	-	594,725
IT equipment	91,656	24,289	(601)	(163)	372	115,553
Facilities	22,742	2,539	(2)	-	257	25,536
Machinery and equipment	16,671	624	(47)	-	64	17,312
Furniture and fixtures	10,488	1,548	(29)	-	46	12,053
Vehicles and airplane	90	16,060	-	-	53	16,203
Construction in progress	1,020	5,412	-	-	-	6,432
Right-of-use assets - Vehicles	10,395	2,275	(481)	-	-	12,189
Right-of-use assets - Offices	104,891	15,716	(15,893)	-	-	104,714
	770,886	210,104	(39,888)	(37,177)	792	904,717
Depreciation
Pin Pads & POS	(141,297)	(64,181)	5,302	-	-	(200,176)
IT equipment	(35,700)	(9,468)	73	-	(146)	(45,241)
Facilities	(11,769)	(2,220)	-	-	(70)	(14,059)
Machinery and equipment	(9,114)	(1,808)	13	-	(3)	(10,912)
Furniture and fixtures	(2,161)	(556)	7	-	(16)	(2,726)
Vehicles and airplane	(57)	(544)	-	-	(56)	(657)
Right-of-use assets - Vehicles	(3,882)	(3,627)	356	-	-	(7,153)
Right-of-use assets - Offices	(18,299)	(12,309)	8,077	-	-	(22,531)
	(222,279)	(94,713)	13,828	-	(291)	(303,455)

Property and equipment, net	548,607	115,391	(26,060)	(37,177)	501	601,262

(i)	In the second quarter of 2020, the Company started recording tax credits of PIS and COFINS at the time of the POS acquisition, in accordance with Brazilian tax law. Previously, the credit was taken due to the depreciation of the asset. Accordingly, the residual tax credit on assets in operation on June 30, 2020 was reclassified to recoverable taxes in the statement of financial position, with no impact on the statement of profit or loss. New acquisitions will be added to property and equipment net of tax credits, which will be recorded in the statement of profit or loss in line with the depreciation of the asset.

(b)	Depreciation and amortization charges

Depreciation and amortization expenses have been charged in the following line items of the consolidated statement of profit or loss:

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019

Cost of services	82,038	34,340	41,929	18,022
General and administrative expenses	27,156	29,509	13,805	16,104
Selling expenses	14,194	-	7,460	-
Depreciation and Amortization charges	123,388	63,849	63,194	34,126
Depreciation charge	94,713	50,288	48,476	27,549
Amortization charge (Note 11)	28,675	13,561	14,718	6,577
Depreciation and Amortization charges	123,388	63,849	63,194	34,126

11.	Intangible assets

(a)	Changes in intangible assets

	Balance at 12/31/2019	Additions	Disposals	Transfers	Business Combination	Balance at 06/30/2020
Cost
Goodwill - acquisition of subsidiaries	143,194	-	-	-	298,157	441,351
Customer relationship	99,368	-	(101)	-	-	99,267
Trademark use right	12,491	-	-	-	-	12,491
Trademarks and patents	1,732	19	-	-	1	1,752
Software	134,612	22,309	(9,256)	79	1,052	148,796
Licenses for use - payment arrangements	11,518	5,843	-	-	3,924	21,285
Software in progress	20,032	14,682	-	(79)	1,342	35,977
Right-of-use assets - Software	37,513	34,350	(37,513)	-	-	34,350
	460,460	77,203	(46,870)	-	304,476	795,269
Amortization
Customer relationship	(37,093)	(5,236)	11	-	-	(42,318)
Trademark use right	(12,491)	-	-	-	-	(12,491)
Trademarks and patents	(448)	(177)	-	-	-	(625)
Software	(26,515)	(14,538)	9,214	-	-	(31,839)
Licenses for use - payment arrangements	(6,046)	(1,693)	-	-	(2,758)	(10,497)
Right-of-use assets - Software	(4,168)	(7,031)	8,336	-	-	(2,863)
	(86,761)	(28,675)	17,561	-	(2,758)	(100,633)

Intangible assets, net	373,699	48,528	(29,309)	-	301,718	694,636

(b)	Impairment of intangible assets

The Group revised the impairment test of non-financial assets as of March 31, 2020, according IAS 36 - Impairment of Assets, due to COVID-19 scenario, that could impact the cash flows for Group's Cash Generating Unit (“CGU”), which is a single CGU and also a single operating and reportable segment. The assumptions used are related as follow:

•	Value in use considers the expected cash flows by Management for CGU adjusted by COVID-19 expected impacts.

•	Pre-tax discount rate applied to cash flow projections is based on the WACC of the Group, which as of March 31, 2020, is 11.3%.

•	Growth rate applied to perpetuity cash-flow is 5.0% considering long-term local inflation and long-term real growth.

The test did not result in impairment losses as of March 31, 2020.

Furthermore, a test considering a sensitivity analysis was made with those assumptions:

•	Decrease of 10.0% of the free cash flow to equity in the first year;

•	Decrease of 10.0% in the growth rate for the second until fifth year;

•	Decrease of 250 basis points in perpetuity rate after the fifth year;

•	Increase of 500 basis points in pre-tax discount rate.

The sensitivity analysis did not result in impairment losses as of March 31, 2020.

New events and circumstances about COVID-19 that may reduce the projected cash flows will be monitored by the Group and a new impairment test of non-financial assets will be performed, if necessary.

12.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

13.	Loans and financing

	Balance at 12/31/2019	Additions	Disposals	Payment	Interest	Balance at 06/30/2020

Obligations to FIDC AR quota holders (i)	3,690,542	-	-	(1,185,874)	62,076	2,566,744
Obligations to FIDC TAPSO quota holders (ii)	20,352	-	-	(514)	407	20,245
Leases (iii)	124,758	52,341	(36,181)	(14,533)	4,694	131,079
Bank borrowings (iv)	1,777,083	3,456,820	-	(4,119,146)	30,740	1,145,497
Debentures	394,997	-	-	(7,803)	10,669	397,863
Loans with private entities	738,456	-	-	(641)	15,026	752,841
	6,746,188	3,509,161	(36,181)	(5,328,511)	123,612	5,014,269
Current	5,038,705					3,780,686
Non-current	1,707,483					1,233,583

(i)	Payments mainly refer to the amortization of the principal and the payment of interest of FIDC AR I senior quotas, which were fully redeemed in June 2020, and FIDC AR II first series senior quotas, which will be fully redeemed by November 2020.

(ii)	In March 2020 the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2021, with a new discount rate equivalent to CDI + 1.15%.

(iii)	The balance comprises leases related to the adoption of IFRS 16 (R$ 129,531) and other financial leases (R$ 1,548).

(iv)	In March 2020 the Group entered into two US$100 million bilateral loans each indexed to the Brazilian real, totaling US$200 million, with maturity in 90 days from the execution dates. The debt facilities bear interest at the rates of 4.085% and CDI + 0.85%, respectively. The first loan was paid in June 2020 and the second had the maturity postponed to September 2020, with a new discount rate equivalent to CDI + 3.00%. Moreover, the Group has issued a total amount of R$ 2,420,000 of new CCBs (Bank Credit Notes), maturing until September 2020. The proceeds of these loans will be used mainly for the prepayment of receivables.

The Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities.

14.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019
Sales of services
Associates (i)	6	-	3	-
	6	-	3	-
Purchases of goods and services
Entity controlled management personnel (ii)	(10,747)	(8,458)	(7,875)	(6,671)
Associates (iii)	(826)	-	(317)	-
	(11,573)	(8,458)	(8,192)	(6,671)

(i)	Related to services provided to VHSYS.

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

(iii)	Related mainly to commission expenses paid to Collact due to new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

In March 2020, the Group acquired, under arm’s length principle, for R$ 15,974 an airplane from Zurich Consultoria e Participações Ltda. With the acquisition, travel to the various locations of the Company and its subsidiaries will be facilitated.

As mentioned in Note 23, in May 2020, the Group acquired the control of Vitta Group and some of the selling shareholders are member of the Board of Directors and received the amount of R$ 2,359.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30, 2020	December 31, 2019

Loans to management personnel	6,109	6,084
Convertible loans	976	6,753
Others	576	-
Receivables from related parties	7,661	12,837

As of June 30, 2020, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

15.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of June 30, 2020 is R$ 16,635 (December 31, 2019 - R$ 15,541), which are included in other assets in the non-current assets.

(a)	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total
Balance at December 31, 2019	8,876	688	9,564
Additions	2,057	431	2,488
Reversals	(448)	(293)	(741)
Payments	(1,441)	(167)	(1,608)
Balance at June 30, 2020	9,044	659	9,703

•	MNLT, Stone, Pagar.me, Cappta, Mundipagg, Buy4 and Equals are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

(b)	Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	June 30, 2020	December 31, 2019
Civil	23,849	59,206
Labor	7,290	4,145
Total	31,139	63,351

The nature of the litigations is summarized as follows:

•	Stone is party to two injunctions filed by a financial institution against accredited clients in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited clients resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. Due to a revaluation of the amount involved in the lawsuit during first quarter of 2020, as there are no claims directly against Stone, and the possible loss derives exclusively from attorney´s fees, the amount provided as possible loss decreased to R$ 10,093 (December 31, 2019 - R$ 49,674).

•	Stone is a party to several lawsuits which were filed by merchants who were clients of a sub-acquirer client of Stone. The sub-acquirer had difficulties in transferring funds due to its merchants, related to credit and debit card transactions, in the total amount of R$ 1,701 (December 31, 2019- R$ 1,588). Stone was called as a defendant.

•	Stone, MNLT, Cappta, Mundipagg and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback related claims, which sums R$ 1,970 (December 31, 2019 - R$ 3,915); and (ii) disputes related to merchants of credit card receivables, totaling R$ 1,005 (December 31, 2019 - R$ 1,499); (iii) disputes related to withhold of credit and fraud prevention, totaling R$ 2.357 (December 32, 2019 – R$ 658).

16.	Equity

(a)	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

(b)	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the issuances and reclassifications of shares during the six months ended June 30, 2020:

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Total

At December 31, 2019	178,688,584	98,678,252	277,366,836

Issuance (i)	203,378	-	203,378
Vested awards (ii)	205,045	-	205,045
Conversions	15,779,454	(15,779,454)	-

At June 30, 2020	194,876,461	82,898,798	277,775,259

(i)	On May 29, 2020, the Company issued 203,378 shares as payment to acquire 100% interest in Vitta Group, the details of the transactions are described in Note 23.

(ii)	As described in Note 20, the Company has accelerated the delivery of 284,410 RSUs, of which 205,045 shares were delivered through the issuance of shares, 2,735 shares were delivered through the delivery of treasury shares and the remaining was paid as withholding income tax.

(c)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

No Class A common shares were purchased pursuant to the Repurchase Program in 2019, and in 2020, 528,335 Class A common shares were repurchased, for the amount of R$ 76,270.

As described above, the Company has delivered 2,735 treasury shares to anticipate the delivery of awards.

In June 2020, the Company holds 532,470 (December 2019 - 6,870) Class A common shares in treasury.

(d)	Special reserve

Due to the reverse merger of StoneCo Brasil Participações S.A. (“StoneCo Brasil”) by Stone in 2019 (an intragroup restructuring of Brazilian subsidiaries), the excess paid to acquire the remaining 10.1% of the outstanding shares of Stone in 2017 (R$ 179,323) is deductible for the purposes of income tax and social contribution on net income. Thus, Stone has recognized a special reserve in shareholders’ equity in the amount of R$ 61,127 and a corresponding deferred tax asset.

17.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019

Net income attributable to Owners of the Parent	285,400	349,095	126,594	171,946
Numerator of basic and diluted EPS	285,400	349,095	126,594	171,946

As of June 30, 2020, the shares issued in connection with the acquisition of Vitta Group were adjusted to basic and diluted EPS calculation since the acquisition date.

The Group granted RSU and stock options (Note 20), which are included in diluted EPS calculation.

The following table contains the earnings per share of the Group for the six and three months ended June, 30 2020 and 2019 (in thousands except share and per share amounts):

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019

Numerator of basic EPS	285,400	349,095	126,594	171,946

Weighted average number of outstanding shares	277,405,259	277,264,857	277,443,682	277,366,250
Denominator of basic EPS	277,405,259	277,264,857	277,443,682	277,366,250

Basic earnings (loss) per share - R$	1.03	1.26	0.46	0.62

Numerator of diluted EPS	285,400	349,095	126,594	171,946

Share-based payments	4,487,753	5,105,581	4,561,723	5,015,766
Weighted average number of outstanding shares	277,405,259	277,264,857	277,443,682	277,366,250
Denominator of diluted EPS	281,893,012	282,370,438	282,005,405	282,382,016

Diluted earnings (loss) per share - R$	1.01	1.24	0.45	0.61

18.	Total revenue and income

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019

Transaction activities and other services	523,195	386,332	257,726	197,404
(-) Taxes and contributions on revenue	(60,116)	(40,304)	(30,261)	(20,140)
(-) Other deductions	(8,312)	(14)	-	(13)
Net revenue from transaction activities and other services	454,767	346,014	227,465	177,251
Equipment rental and subscription services	195,365	161,620	92,283	82,597
(-) Taxes and contributions on revenue	(17,890)	(15,128)	(9,515)	(7,568)
(-) Other deductions	(3,912)	(706)	(2,330)	(421)
Net revenue from subscription services and equipment rental	173,563	145,786	80,438	74,608
Financial income	711,473	577,761	338,184	314,083
(-) Taxes and contributions on financial income	(25,588)	(29,128)	(11,614)	(16,844)
Financial income	685,885	548,633	326,570	297,239
Other financial income	69,893	81,532	32,879	37,094
Total revenue and income	1,384,108	1,121,965	667,352	586,192

Timing of revenue recognition
Recognized at a point in time	454,767	346,014	227,465	177,251
Recognized over time	929,341	775,951	439,887	408,941
Total revenue and income	1,384,108	1,121,965	667,352	586,192

19.	Expenses by nature

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019

Personnel expenses	352,073	276,948	203,361	159,751
Financial expenses (a)	210,964	145,411	62,597	78,771
Transaction and client services costs (b)	171,220	85,946	105,043	46,656
Depreciation and amortization (Note 10)	123,388	63,849	63,194	34,126
Third parties services	39,575	33,564	23,703	19,745
Marketing expenses and sales commissions (c)	57,374	25,242	33,316	13,674
Facilities expenses	16,740	14,592	6,567	9,251
Travel expenses	5,539	14,986	101	9,591
Other	16,665	6,922	8,087	4,956
Total expenses	993,538	667,460	505,969	376,521

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

20.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following items refer to the outstanding plans at June 30, 2020.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.

These incentive shares are subject to a 10 years lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

Restricted share units and Stock Options

The Group has a Long term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted RSUs and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.

In June 2020 the Company has accelerated the delivery of 284,410 RSUs. 57,597 RSUs and 1,134 stock options were cancelled and 241,005 RSUs were granted with a price of R$ 141.77, which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

As of June 30, 2020, there were RSUs outstanding with respect to 4,333,894 Class A common shares and stock options outstanding with respect to 32,502 Class A common shares (with a weighted average exercise price of US$ 24.92).

The fair value of RSU refers to the stock price at grant date, and the fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

The total expense, including taxes and social charges, recognized for the programs for the six and three months period ended June 30, 2020 was R$ 37,523 (2019 – R$ 38,475) and R$ 38,580 (2019 – R$ 28,366), respectively.

21.	Financial instruments

(a)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2019. Except for risks raised by COVID-19, as described below, there have been no changes in the risk management department or in any risk management policies since the year end.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets, it has resulted in the temporary or permanent closure of many clients’ stores or facilities. Furthermore, if the clients’ businesses continue to be adversely affected, default rates of the credit solutions will likely rise. Additionally, continued turbulence in capital markets may adversely affect the ability to access capital in order to meet liquidity needs, execute the existing strategy, pursue further business expansion and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

(b)	Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At June 30, 2020
Short-term investments	-	785,024	3,652	788,676
Accounts receivable from card issuers	-	-	12,920,955	12,920,955
Trade accounts receivable	155,284	506,924	-	662,208
Derivative financial instruments	-	1,929	428	2,357
Receivables from related parties	7,661	-	-	7,661
Other assets	382,285	-	-	382,285
	545,230	1,293,877	12,925,035	14,764,142

At December 31, 2019
Short-term investments	-	2,926,509	10,520	2,937,029
Accounts receivable from card issuers	-	-	14,066,814	14,066,814
Trade accounts receivable	124,756	124,661	-	249,417
Derivative financial instruments	-	14,062	-	14,062
Receivables from related parties	12,837	-	-	12,837
Other assets	151,030	-	-	151,030
	288,623	3,065,232	14,077,334	17,431,189

Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At June 30, 2020
Accounts payable to clients	6,940,230	-	-	6,940,230
Trade accounts payable	124,962	-	-	124,962
Loans and financing	2,427,280	-	-	2,427,280
Obligations to FIDC quota holders	2,586,989	-	-	2,586,989
Derivative financial instruments	-	9,925	6,620	16,545
Other liabilities	223,765	197,107	-	420,872
	12,303,226	207,032	6,620	12,516,878

Amortized cost	FVPL	FVOCI	Total

At December 31, 2019
Accounts payable to clients	6,500,071	-	-	6,500,071
Trade accounts payable	97,825	-	-	97,825
Loans and financing	3,035,294	-	-	3,035,294
Obligations to FIDC quota holders	3,710,894	-	-	3,710,894
Derivative financial instruments	-	1,354	-	1,354
Other liabilities	85,670	-		85,670
	13,429,754	1,354	-	13,431,108

(c)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	June 30, 2020			December 31, 2019
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short-term investments (1)	788,676	788,676	I /II	2,937,029	2,937,029	I /II
Accounts receivable from card issuers (2)	12,920,955	12,920,955	II	14,066,814	14,066,814	II
Trade accounts receivable (3)	662,208	662,208	II	249,417	249,417	II
Derivative financial instruments (4)	2,357	2,357	II	14,062	14,062	II
Receivables from related parties (3)	7,661	7,661	II	12,837	12,837	II
Other assets (3)	382,285	382,285	II	151,030	151,030	II
	14,764,142	14,764,142		17,431,189	17,431,189

Financial liabilities
Accounts payable to clients (5)	6,940,230	6,814,508	II	6,500,071	6,380,302	II
Trade accounts payable (3)	124,962	124,962	II	97,825	97,825	II
Loans and financing (5)	2,427,280	2,426,604	II	3,035,294	3,041,500	II
Obligations to FIDC quota holders (5)	2,586,989	2,586,821	II	3,710,894	3,709,871	II
Derivative financial instruments (4)	16,545	16,545	II	1,354	1,354	II
Other liabilities (3) (6)	420,872	420,872	II/III	85,670	85,670	II
	12,516,878	12,390,312		13,431,108	13,316,522

(1)	Short-term investments are measured at fair value.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to both, collect contractual cash flows and be sold. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days. This amount is classified as level II in the hierarchy level.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs. Cash flow hedge instruments are classified as FVOCI (Note 21d).

(5)	Accounts payable to clients, loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(6)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders, the amount of R$ 197,107 was recorded in the second quarter of 2020 and is classified as level III in the hierarchy level. More details in Note 23.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

For the periods ended June 30, 2020 and December 31, 2019, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

(d)	Hedge Accounting

In the second quarter of 2020 the Company realized hedge operations for highly probable forecast transaction of buy of Pin Pads & POS subject to currency exposure. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. The details of the operations and position of asset, liability and equity at June 30, 2020 are summarized as follows:

Counterparty	Notional USD	Notional R$	Trade date	Due date	Trade rate	Fair value at June 30, 2020
BTG	2,863	16,719	15-May-20	01-Jun-20	5.84	-
BTG	2,553	14,922	15-May-20	01-Jul-20	5.85	(943)
BTG	2,473	14,477	15-May-20	03-Aug-20	5.85	(1,020)
BTG	3,139	18,389	15-May-20	01-Sep-20	5.86	(1,290)
Safra	3,820	22,425	15-May-20	01-Oct-20	5.87	(1,597)
Safra	4,240	24,911	15-May-20	03-Nov-20	5.87	(1,770)
BTG	3,187	16,965	02-Jun-20	01-Dec-20	5.32	428
Net						(6,192)
Position in the asset						428
Position in the liability						(6,620)
Position in the other comprehensive income, net of tax						4,086

Furthermore, during the six and three months ended June 30, 2020 the Company reclassified R$ 1,185 from other comprehensive income, R$ 1,065 as increase in Pin Pads & POS cost that’s included in “Property and equipment” rubric of the statement of financial position and R$ 120 as financial expense with ineffective portion of the hedge that’s included in “Financial expenses, net” rubric of the statement of profit and other comprehensive income.

(e)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of June 30, 2020, and December 31, 2019, the Group has no financial instruments that meet the conditions for recognition on a net basis.

22.	Transactions with non-controlling interests

	Changes in non-controlling interest
	Capital contributions by non-controlling interests	Transfers to non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid by non-controlling interests
For the period ended June 30, 2020
Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI in STNE Par (a)	230,500	95,445	135,055	230,500
Dilution of non-controlling interest	-	(2,286)	2,286	-
Non-controlling interests arising on Linked business combination	2,356	-	-	-

(a)	In March 2020, the subsidiary PDCA issued 28,924,816 new shares, in the total amount of R$ 230,500, fully contributed by Salonica Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Salonica”), a company of the Grupo Globo. This resulted in dilution of the Group’s interest in PDCA from 100.0% to 67.0% and a corresponding increase in the non-controlling interest’s share. The dilution of the Group’s interest resulted in a gain from dilution which is recognized in capital reserves of the Group.

23.	Business Combination

a)	Financial position of business acquired

The preliminary assets acquired, and liabilities assumed in the business combinations closed in the period are presented below:

Fair Value	Linked (i)	Vitta Group (ii)	Mvarandas (iii)	Total
Cash and cash equivalents	596	2,964	439	3,999
Trade accounts receivable	473	504	8	985
Property, plant and equipment	167	304	30	501
Intangible asset	2,266	1,295	-	3,561
Other assets	2,850	1,722	31	4,603
Total assets	6,352	6,789	508	13,649

Trade accounts payable	-	783	30	813
Labor and social security liabilities	202	1,597	312	2,111
Other liabilities	526	280	146	952
Total liabilities	728	2,660	488	3,876

Net assets and liabilities	5,624	4,129	20	9,773
Consideration transferred	14,340	262,919	30,671	307,930
Goodwill	8,716	258,790	30,651	298,157

(i)	On April 30, 2020, the Company acquired a 100% interest in MVarandas Tecnologia Serviços Ltda. (“MVarandas”). MVarandas is an unlisted company based in João Pessoa, Brazil, that develops software and services for the food service market. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

(ii)	On May 29, 2020, the Company acquired a 100% interest in Vitta Tecnologia em Saúde S.A, VittaPar LLC, AXEI Saúde Corretora de Seguros LTDA and Vitta Serviços em Saúde LTDA. (all together described as Vitta Group) privates companies focused in health plan management, health services and insurance services.

(iii)	On April 15, 2020, the Company obtained the control of Linked through a step acquisition, which started on June 21, 2018, acquiring 27.06% interest for R$ 2,367 fully paid by December 2018, then during 2019, acquiring additional 21.50% interest through capital increase of R$ 5,181 fully paid by January 2020 and on April 15, 2020, through capital increase that afforded the acquisition of the Linked’s control with a 58.1% interest.

Fair value of assets acquired, and liabilities assumed are still being evaluated, not being possible to make the complete purchase price allocation, it is expected that the mainly assets to be evaluated and identified are software internally developed, customer relationship and trademarks. It is expected to have a more complete information in the fourth quarter.

b)	Consideration transferred

The fair value of the consideration transferred on the business combination was as follows:

	Linked	Vitta Group	Mvarandas	Total
Cash consideration paid to the selling shareholders in 2020	2,800	40,022	18,550	61,372
Shares of the Company issued to selling shareholders	-	34,961	-	34,961
Cash consideration to be paid to the selling shareholders in 2020	1,000	-	550	1,550
Cash consideration to be paid to the selling shareholders after 2020	-	-	2,400	2,400
Non-controlling interest in the acquiree	2,356	-	-	2,356
Fair value of previously held equity interest in the acquiree (iv)	8,184	-	-	8,184
Contingent consideration (v) (vi)	-	187,936	9,171	197,107
Total	14,340	262,919	30,671	307,930

(iv)	As a result of the step acquisition of Linked, the Group recognized a gain of approximately R$ 2,992 for the difference between the previously held 48.56% interest in Linked, at fair value, in the amount of R$ 8,184, and its carrying amount, in the amount of R$ 5,192. The gain was included in other operating expenses in the statement of profit or loss for the period ended June 30, 2020.

(v)	Vitta’s contingent consideration will be transferred to the minority selling shareholders after the closing of the 2023 fiscal year and are determined by the valuation of the Vitta that will be defined considering multiples of the revenue recorded in 2023 less the payment made in 2020 and additional investment and other payments made by the Company to afford the subsidiaries’ operation.

(vi)	MVarandas’ contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and are determined by the valuation of the MVarandas that will be defined considering multiples of the revenue recorded in 2022 less the payment made in 2020, there is a limit of R$ 16.300.

In order to evaluate the contingent consideration, the Group has considered different probability of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The amount of R$ 197,107 is included in non-current other liabilities in the financial position.

c)	Acquisition-related costs

As mentioned above the fair value amount and purchase price allocation are still being evaluated for that reason the total acquisition-related costs are also being determined, the amount is not relevant as of June 30, 2020.

d)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

Company	Total revenue and income	Net (Loss)
Linked	191	(1,300)
Vitta	1,297	(1,056)
Mvarandas	602	(119)

Net sales and net income for the Company is presented below on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition:

Six months ended June 30, 2020
Pro-forma total revenue and income	1,391,007
Pro-forma net (loss)	273,618

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

24.	Subsequent events

24.1       Acquisition of Delivery Much

On July 3, 2020, the Company’s subsidiary STNE Par acquired 22.64% interest in Delivery Much Tecnologia S.A. ("Delivery Much"), for R$ 35,998. Delivery Much is a private company based in the State of Rio Grande do Sul, Brazil, which is a food delivery marketplace company focused on small-and-midsize cities develops a social media integration platform.

24.2       Constitution of FIDC AR III

On July 21, 2020, the FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”) was formed to be used as funding source to raise capital. FIDC AR III was formed similar to the FIDC AR I, which was fully redeemed in June 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.
By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: August 11, 2020